

VIA FACSIMILE AND U.S. MAIL

October 27, 2009

John P. Graham
Chief Financial Officer
Fuel Tech, Inc.
27601 Bella Vista Parkway
Warrenville, Illinois 60555-1617

> **RE:** **Fuel Tech, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Form 8-K filed on July 2, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 15, 2009**
> **File No. 1-33059**

Dear Mr. Graham:

We have reviewed your response letter dated October 2, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008


General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Intellectual Property, page 5

2. We have read your response to comment five from our letter dated September 3, 2009. Please clarify whether the expiration of any single patent or group of patents may have a material impact on your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations
2008 versus 2007, page 18

3. We have read your response to comment eight from our letter dated September 3, 2009.
    Please expand/revise your discussion under results of operations for all periods to provide
    the following:

    - Your discussion of the 15 new units added to your customer base still does not
      quantify the impact of adding these units. Please provide a more robust discussion
      that provides an explanation for the increase in units as well as the direct impact of
      the additional units on revenues. Your disclosure that these coal-fired units, which
      average $1 million in annual revenues once converted to commercial status does not
      explain the increase of $4.1 million in revenue from fiscal 2007 to fiscal 2008; and

    - Provide a more robust explanation for the changes in costs of sales percentage for
      FUEL CHEM. Please explain the extent of the costs associated with demonstration
      periods or start-up costs or quantify the amount of additional costs incurred per new
      unit added.

    See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised
    disclosure will look like.

Liquidity and Sources of Capital, page 19

4. We have read your response to comment 10 from our letter dated September 3, 2009.
    Please disclose whether the measure that is referred to as EBITDA in your Form 8-K
    filed on July 2, 2009 includes other adjustments. If so, please revise your disclosures to
    refer to this measure as Adjusted EBITDA instead of EBITDA. Please also disclose and
    explain what the additional adjustments are, if necessary. Please show us supplementally
    what your revised disclosure will look like.

Contractual Obligations and Commitments, page 20

5. We have read your response to comment 12 from our letter dated September 3, 2009.
    Please revise your table of contractual obligations to include a line item for estimated
    interest payments on your long-term debt obligation based on its current terms. Please
    disclose any assumptions you made to derive your interest payments in a footnote to the
    table. Please also disclose your purchase obligations in the table, if applicable. Please
    show us supplementally what your revised disclosure will look like.

Financial Statements

1. Organization and Significant Accounting Policies
Goodwill and Other Intangibles, page 30

6. We have read your response to comment 14 from our letter dated September 3, 2009.
    You indicate that the ratio of each reporting unit's excess fair value over carrying value
    to the total excess of fair value over carrying value provided the most reasonable

allocation of goodwill between the two reporting segments. The amount of goodwill assigned to a reporting unit should be determined in a manner similar to how the amount of goodwill recognized in a business combination is determined. Please tell us how you determined that your allocation method is appropriate. Please specifically tell us what consideration you gave to paragraph 34 and 35 of SFAS 142 in assigning goodwill to your reporting units.

3. Taxation, page 34

7. We have read your response to comment 17 from our letter dated September 3, 2009. You indicate that you will modify your table disclosure and eliminate the text reference to the valuation allowance of $3.7 million in future filings. Your valuation allowance has been adjusted from $260,000 to $1.4 million in fiscal 2008. Please help us reconcile the modifications in your table to explain the increase in the valuation allowance as it relates to the valuation allowance of $3.7 million related to your Italian subsidiary.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

8. Please address the comments above in your interim filings as well.

Item 4. Controls and Procedures, page 14

9. We have read your response to comment 30 from our letter dated September 3, 2009. As it applies to your management's disclosure controls and procedures evaluation and conclusion regarding effectiveness, please clarify that your management includes your chief executive and chief financial officers, who are two different individuals.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2009

Compensation Discussion and Analysis
Compensation Elements, page 8

10. We have read your response to comment 38 from our letter dated September 3, 2009. Please describe the "individual [and] company operational objectives" that influenced your award of long-term incentive compensation to each of your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

CIP Structure, page 9

11. We have read your response to comment 35 from our letter dated September 3, 2009. Please explain in further detail how "disclosure of your CIP Targets or the Commission Rate would provide…competitors with important insights into forward-looking financial metrics from [your] confidential operating plan…." For example, please detail how

disclosure of your past performance targets would supply your competitors with the information necessary to strategically underbid your future pricing, to identify your prospective customers and product lines on which you plan to concentrate, and to compete on future acquisition opportunities in ways that would not already exist absent disclosure.

12. We have read your response to comment 37 from our letter dated September 3, 2009. Please describe in further detail the individual goals that you established for each of your named executive officers and clearly state the level of achievement reached with respect to each of them. In addition, please disclose whether and to what extent you exercised business judgment to modify individual performance goals, or to adjust their relative impact on performance pay, after such goals were initially set. See Items 402(b)(2)(vi) and (vii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief